Exhibit 99.4

Folio número: 108700
Folio number:

TRADUCCIÓN OFICIAL
SWORN TRANSLATION
ata MEMBER American Translators Association | ATA Member Number: M-183081

SUCCESS Communication Service

COLLECTIVE MINING

OTROSÍ No 04 AL CONTRATO DE OPCIÓN DE CESIÓN DE CONTRATO DE CONCESIÓN MINERA [Redacted – Commercially Sensitive Information] SUSCRITO ENTRE ASOCIACIÓN DE MINEROS GUAYABALES Y COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA

Entre los suscritos a saber por una parte, **NATALIA ANDREA HERNANDEZ ARIAS**, identificada como aparece al pie de su firma, actuando en su calidad de representante legal de **COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA** (en adelante "**COLLECTIVE MINING**"), conforme al certificado de existencia y representación adjunto; y por la otra, **[Redacted – Confidential Information]**, identificado como aparece al pie de su firma, actuando en su calidad de representante legal de **ASOCIACIÓN DE MINEROS GUAYABALES** (en adelante "**GUAYABALES**"), debidamente facultado por los asociados y conforme a certificado de existencia y representación adjunto; hemos acordado suscribir el presente **OTROSÍ No 04 al CONTRATO DE OPCIÓN DE CESIÓN DE CONTRATO DE CONCESIÓN MINERA [Redacted – Commercially Sensitive Information] (EL CONTRATO)**, firmado por las partes el **[Redacted – Commercially Sensitive Information]**, previas las siguientes CONSIDERACIONES:	Between the undersigned **NATALIA ANDREA HERNANDEZ ARIAS**, identified as it appears under her signature, acting in her capacity as legal representative of **COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA** (hereinafter "**COLLECTIVE MINING**"), according to the attached Certificate of Incorporation and Legal Representation; and **[Redacted – Confidential Information]**, identified as it appears under of his signature, acting in his capacity as legal representative of **ASOCIACIÓN DE MINEROS GUAYABALES** (hereinafter "**GUAYABALES**"), duly authorized by the associates and according to the attached Certificate of Incorporation and Legal Representation, we have agreed to sign this **ADDENDUM NO. 04 to the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] (THE CONTRACT)**, signed by the parties on **[Redacted – Commercially Sensitive Information]**, subject to the following CONSIDERATIONS:
1. Que el **[Redacted – Commercially Sensitive Information]** se suscribió entre **MINERALES PROVENZA SAS** y **GUAYABALES CONTRATO DE OPCIÓN DE CESIÓN DE CONTRATO DE CONCESIÓN MINERA [Redacted – Commercially Sensitive Information]**.	1. That on **[Redacted – Commercially Sensitive Information]**, **MINERALES PROVENZA S.A.S** and **GUAYABALES** entered into an **OPTION AGREEMENT FOR THE ASSIGNMENT OF MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]**.
2. Que el **[Redacted – Commercially Sensitive Information]** se suscribió entre **MINERALES PROVENZA SAS** y **GUAYABALES OTRO SI número 01** al **CONTRATO DE OPCIÓN DE CESIÓN DE CONTRATO DE CONCESIÓN MINERA [Redacted – Commercially Sensitive Information]**.	2. That on **[Redacted – Commercially Sensitive Information]**, MINERALES PROVENZA S.A.S and GUAYABALES signed an **addendum number 01** to the **CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]**.
3. Que el **[Redacted – Commercially Sensitive Information]**, se suscribió entre **MINERALES PROVENZA SAS** y **GUAYABALES OTRO SI número 02** al **CONTRATO DE OPCIÓN DE CESIÓN DE CONTRATO DE CONCESIÓN MINERA [Redacted – Commercially Sensitive Information]**.	3. That on **[Redacted – Commercially Sensitive Information]**, **MINERALES PROVENZA, S.A.S.** and **GUAYABALES** signed **ADDENDUM No. 02** to the **CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]**.
4. Que el **[Redacted – Commercially Sensitive Information]**, se suscribió entre **MINERALES PROVENZA S.A.S** y **COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA CESION DEL CONTRATO DE OPCIÓN DE CESIÓN DE CONTRATO DE CONCESIÓN MINERA [Redacted – Commercially Sensitive Information]**.	4. That on **[Redacted – Commercially Sensitive Information]**, **MINERALES PROVENZA SAS** and **COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA** signed **THE ASSIGNMENT OF THE CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]**
5. Que el **[Redacted – Commercially Sensitive Information]**, se suscribió entre COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA Y GUAYABALES OTRO SI número **03** al **CONTRATO DE OPCIÓN DE CESIÓN DE CONTRATO DE CONCESIÓN MINERA [Redacted – Commercially Sensitive Information]**.	5. That on **[Redacted – Commercially Sensitive Information]**, COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA AND GUAYABALES signed ADDENDUM No. **03** to the **CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information]**.

1

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Professional ID No. 0351
Inglés - Español - Inglés
English - Spanish - English
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

INFORMACIÓN DE CONTACTO E-mail: scstraducciones@gmail.com · Teléfono: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85
CONTACT INFORMATION E-mail: scstraducciones@gmail.com · Telephone number: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85

Carrera 7 # 16 – 04 Barrio La Julia, Supía www.collectivemining.com info@collectivemining.com OTROSÍ No 04 AL CONTRATO DE OPCIÓN DE CESIÓN DE CONTRATO DE CONCESIÓN MINERA [Redacted – Commercially Sensitive Information] SUSCRITO ENTRE ASOCIACIÓN DE MINEROS GUAYABALES Y COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA 6 . Que, a la fecha de suscripción del presente documento, COLLECTIVE MINING ha pagado a favor de la ASOCIACIÓN MINEROS DE GUAYABALES de conformidad con lo establecido en la Clausula Sexta Pagos del CONTRATO DE OPCIÓN DE CESIÓN DE CONTRATO DE CONCESIÓN MINERA [Redacted – Commercially Sensitive Information] la suma total un millón setecientos cincuenta mil dólares americanos (USD 1.750.000.), es decir COLLECTIVE MINING ha cumplido con las obligaciones de pago dispuesta para la Fase I. 7. Igualmente, a la fecha de suscripción del presente documento, y desde el inicio del CONTRATO DE OPCIÓN DE CESIÓN DE CONTRATO DE CONCESIÓN MINERA [Redacted – Commercially Sensitive Information] , GUAYABALES reconoce que COLLECTIVE MINING ha completado las inversiones en exploración dispuestas para la fase 1 y la fase 2 , teniendo en cuenta que para el 30 de marzo de 2024 se completa un total de 21 . 426 . 666 de dólares de los Estados Unidos de América . 8. Que la Cláusula Primera del Contrato establece dentro de las actividades a realizar por GUAYABALES durante la Fase 1 , dispone : " Realiza Restructuración Societaria ( ... ) " ; 9. De acuerdo con el análisis realizado por GUAYABALES y COLLECTIVE MINING se hace necesario otorgar a GUAYABALES un plazo adicional para el cumplimiento de la obligación . 6. That on the date of signing this document, COLLECTIVE MINING has paid to ASOCIACION MINEROS DE GUAYABALES, in favor of ASOCIACION MINEROS DE GUAYABALES, the total sum of one million seven hundred and fifty thousand US dollars (USD 1 , 750 , 000 ), in accordance with the provisions of Sixth Clause - Payments of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , which means that COLLECTIVE MINING has fulfilled the payment obligations established for Phase I . 7 . Likewise, as of the date of execution of this document, and since the commencement of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information], GUAYABALES acknowledges that COLLECTIVE MINING has completed the exploration investments established for Phase 1 and Phase 2 , considering that a total of USD 21 , 426 , 666 has been completed by March 30 , 2024 . 8. That the First Clause of the Contract establishes on the activities to be carried out by GUAYABALES during Phase 1 , it states : " Carry out Corporate Restructuring ( ... ) " . 9. According to the analysis made by GUAYABALES and COLLECTIVE MINING, it is necessary to grant GUAYABALES an additional period of time to fulfill this obligation . Con fundamento en lo anterior, las PARTES acuerdan Based on the foregoing, the PARTIES agree to execute this suscribir el presente OTROSÍ número 04 al CONTRATO DE ADDENDUM No . 04 to the CONTRACT FOR THE OPTION OPCIÓN DE CESIÓN DE CONTRATO DE CONCESIÓN TO ASSIGN MINING CONCESSION CONTRACT [Redacted MINERA [Redacted – Commercially Sensitive – Commercially Sensitive Information] which shall be Information] , que se regirá por las siguientes CLÁUSULAS: governed by the following CLAUSES: CLÁUSULA PRIMERA : Modificar la CLÁUSULA PRIMERA . FIRST CLAUSE : Modify FIRST CLAUSE - PURPOSE , as – OBJETO , así : " Por medio del presente contrato follows : " By means of this contract GUAYABALES grants GUAYABALES otorga a COLLECTIVE MINING la primera COLLECTIVE MINING the first, exclusive and irrevocable opción, exclusiva e irrevocable, de adquirir la titularidad de la option to acquire the ownership of the CONCESSION within CONCESIÓN dentro de fases de ejecución y plazos de pago, the execution phases and payment terms, and under the terms y en los términos y condiciones establecidos en el presente and conditions established in this contract . Subject to the contrato . Sujeto a los referidos términos y condiciones, aforementioned terms and conditions, GUAYABALES will GUAYABALES conservará el derecho a continuar realizando retain the right to continue carrying out exploitation activities in actividades de explotación en la CONCESIÓN, y the CONCESSION , and COLLECTIVE MINING will acquire COLLECTIVE MINING adquirirá el derecho de realizar the right to carry out exploration activities . The purpose of this actividades de exploración . El objeto del presente contrato se contract will be executed in 3 phases, which incorporate the ejecutará en 3 fases, que incorporan las siguientes following activities : actividades: 108701 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

Folio número: 108702
Folio number:

TRADUCCIÓN OFICIAL
SWORN TRANSLATION
ata MEMBER American Translators Association | ATA Member Number: M-183081

SUCCESS Communication Service

2

Carrera 7 # 16 – 04 Barrio La Julia, Supía
www.collectivemining.com
info@collectivemining.com

COLLECTIVE MINING

OTROSÍ No 04 AL CONTRATO DE OPCIÓN DE CESIÓN DE CONTRATO DE CONCESIÓN MINERA [Redacted – Commercially Sensitive Information] SUSCRITO ENTRE ASOCIACIÓN DE MINEROS GUAYABALES Y COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA

1.1 Fase 1: Tiene una duración de cuatro (4) años, contados a partir de la suscripción del presente **CONTRATO** durante la cual cada una de las partes realizará las siguientes actividades:	***1.1.*** **Phase 1:** It has a duration of four (4) years, counted from the execution of this **AGREEMENT**, during which each of the Parties will carry out the following activities:
GUAYABALES	***COLLECTIVE MINING***
a. Conserva titularidad de la CONCESIÓN, a menos que se anticipe la OPCIÓN, total o parcialmente // Retains the ownership to the CONCESSION, unless the OPTION is anticipated, in whole or in part, *b. Cumple obligaciones con autoridades mineras y ambientales derivadas de la CONCESIÓN asociadas a la explotación // Fulfills obligations with mining and environmental authorities derived from the CONCESSION associated with the exploitation.* *c. Realiza EXPLOTACIÓN // performs mine EXPLOITATION.*	*a. Realiza pagos acordados // Makes agreed payments;* *b. Realiza EXPLORACIÓN // performs mine EXPLORATION;* *c. Cumple obligaciones con autoridades mineras y ambientales derivadas de la CONCESIÓN asociadas a la Exploración // Fulfills obligations with mining and environmental authorities derived from the CONCESSION associated with the exploration.* *d. Realiza inversión mínima de gastos calificados de exploración por valor de TRES MILLONES DE DÓLARES DE LOS ESTADOS UNIDOS DE AMÉRICA (USD 3,000,000) // Makes minimum investment of qualified exploration expenditures in the amount of THREE MILLION UNITED STATES DOLLARS (USD 3,000,000).* *e. Puede anticipar total o parcialmente, o renunciar la OPCIÓN // Can anticipate or waive the OPTION in whole or in part;*
1.2 Fase 2: *Tiene una duración de seis (6) años, contados a partir de la finalización de la Fase 1, durante la cual cada una de las partes realizará las siguientes actividades:*	**1.2.** ***Phase 2:*** *has a duration of six (6) years, counted from the end of Phase 1, during which each of the parties will carry out the following activities:*

GUAYABALES	***COLLECTIVE MINING***
a. Realiza **EXPLOTACIÓN** // *performs mine* ***EXPLOITATION*** *b. Conserva titularidad en la proporción de conformidad con el ejercicio de la opción descrito en la cláusula denominada Ejercicio de la Opción Clausula Segunda, Núm 2.2 // Retains ownership in proportion to the exercise of the option described in the clause entitled Exercise of Option Clause Two, No. 2.2.* *c. Cumple obligaciones con autoridades mineras y ambientales derivadas de la CONCESIÓN asociadas a la explotación// Fulfills obligations with mining and environmental authorities derived from the CONCESSION associated with the exploitation.*	*a. Realiza pagos acordados // Makes agreed payments;* *b. Realiza EXPLORACIÓN // performs mine EXPLORATION;* *c. Cumple obligaciones con autoridades mineras y ambientales derivadas de la CONCESIÓN asociadas a la Exploración // Fulfills obligations with mining and environmental authorities derived from the CONCESSION associated with the exploration.*

3

Carrera 7 # 16 – 04 Barrio La Julia, Supía
www.collectivemining.com

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Professional ID No. 0351
Inglés - Español - Inglés
English - Spanish - English
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

INFORMACIÓN DE CONTACTO E-mail: **scstraducciones@gmail.com** · Teléfono: **(604) 448 58 87** · WhatsApp: **(+57) 311 414 05 82 - 314 764 89 85**
CONTACT INFORMATION E-mail: **scstraducciones@gmail.com** · Telephone number: **(604) 448 58 87** · WhatsApp: **(+57) 311 414 05 82 - 314 764 89 85**

Folio número: 108703
Folio number:

TRADUCCIÓN OFICIAL
SWORN TRANSLATION
ata MEMBER American Translators Association | ATA Member Number: M-183081

SUCCESS Communication Service

info@collectivemining.com [redacted]

COLLECTIVE MINING

OTROSÍ No 04 AL CONTRATO DE OPCIÓN DE CESIÓN DE CONTRATO DE CONCESIÓN MINERA [Redacted – Commercially Sensitive Information] SUSCRITO ENTRE ASOCIACIÓN DE MINEROS GUAYABALES Y COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA

d. <u>Realiza Restructuración Societaria Durante los primeros 24 meses de la Fase 2 // *Performs corporate restructuring during the first 24 months of Phase 2.*</u> e. Transfiere título a sociedad resultante de la reestructuración societaria // *Transfers ownership to company resulting from corporate restructuring*	d. *Puede anticipar o renunciar la **OPCIÓN** // Can anticipate or waive the **OPTION**.* e. *Conserva titularidad de la **CONCESIÓN** desde transferencia de **CONCESIÓN** con ocasión del ejercicio de OPCIÓN // Retains ownership of the **CONCESSION** from the transfer of the **CONCESSION** upon exercise of the OPTION.* f. *Realiza inversión mínima de gastos calificados de exploración por valor de DIEZ MILLONES DE DÓLARES DE LOS ESTADOS UNIDOS DE AMÉRICA (USD 10,000,000) // Makes a minimum investment of qualified exploration expenditures in the amount of TEN MILLION UNITED STATES DOLLARS (USD 10,000,000).* g. *Adquiere titularidad de la CONCESIÓN con ocasión del ejercicio de la OPCIÓN descrito en la cláusula denominada Ejercicio de la Opción Cláusula Segunda, Núm 2.2 // Acquires ownership to the CONCESSION upon exercise of the OPTION described in the clause entitled Exercise of Option Second Clause, No. 2.2.*
1.3. Fase 3: *Tiene una duración indeterminada pero determinable contados a partir de la finalización de la FASE 2 hasta el inicio de la producción comercial, durante la cual cada una de las partes realizará las siguientes actividades:*	**1.3 Phase 3:** *It has an undetermined but determinable duration counted from the end of PHASE 2 until the beginning of commercial production, during which each of the parties will carry out the following activities:*
GUAYABALES	***COLLECTIVE MINING***
a. *Cede el 10% de la de la CONCESIÓN conforme a los pagos anticipados realizados por COLLECTIVE MINING en la Fase 3 de acuerdo a lo descrito en la cláusula **De Pagos** // Assigns 10% of the CONCESSION in accordance with the advance payments made by COLLECTIVE MINING in Phase 3 as described in the **Payments** Clause.* b. *GUAYABALES realizará desmonte gradual de la actividad de explotación y detendrá totalmente la misma, una vez se cumpla el pago del 60% del valor total del presente contrato por parte de COLLECTIVE MINING, hasta que se llegue a PRODUCCIÓN COMERCIAL, o hasta que exista conflicto técnico, físico y/o de seguridad y salud en el trabajo, debidamente comprobado; con las labores de construcción y montaje por parte de COLLECTIVE MINING, lo que ocurra primero //*	a. *Realiza EXPLORACIÓN // performs mine EXPLORATION* b. *Cumple obligaciones con autoridades mineras y ambientales derivadas de la **CONCESIÓN** asociadas a la Exploración // Fulfills obligations with mining and environmental authorities derived from the **CONCESSION** associated with the exploration.* c. *Realiza actividades de Pre factibilidad y Factibilidad de Proyecto // Performs Pre-feasibility and Project Feasibility activities;* d. *Realiza actividades de financiación para desarrollo de proyecto // Performs financing activities for project development;* e. *Realiza actividades de licenciamiento necesarios, entre otros, PTO y ambiental para producción comercial //*

4

Carrera 7 # 16 – 04 Barrio La Julia, Supía
www.collectivemining.com
info@collectivemining.com [redacted]

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Inglés - Español / English - Spanish
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

INFORMACIÓN DE CONTACTO E-mail: scstraducciones@gmail.com · Teléfono: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85
CONTACT INFORMATION E-mail: scstraducciones@gmail.com · Telephone number: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85

Folio número: / Folio number: 108704

TRADUCCIÓN OFICIAL
SWORN TRANSLATION

ata MEMBER American Translators Association | ATA Member Number: M-183081

SUCCESS Communication Service®

COLLECTIVE MINING

OTROSÍ No 04 AL CONTRATO DE OPCIÓN DE CESIÓN DE CONTRATO DE CONCESIÓN MINERA [Redacted – Commercially Sensitive Information] SUSCRITO ENTRE ASOCIACIÓN DE MINEROS GUAYABALES Y COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA

GUAYABALES shall gradually dismantle the Exploitation Activity and cease it completely once payment of 60% of total value of the present Contract has been made by COLLECTIVE MINING, or until COMMERCIAL PRODUCTION has been achieved, or until there is a duly verified technical, physical and/or occupational health and safety conflict with the construction and installation works by COLLECTIVE MINING, whichever occurs first. c. *Cumple obligaciones con autoridades mineras y ambientales derivadas de la CONCESIÓN asociadas a la explotación y hasta el cese del 100% de las actividades de explotación por parte de GUAYABALES // Fulfillment by GUAYABALES of its obligations to the Mining and Environmental Authorities deriving from the CONCESSION in connection with the exploitation and until the cessation of 100% of the exploitation activities.*	*Performs necessary licensing activities, among others, PTO and environmental licensing for commercial production.* f. *Realiza CONSTRUCCIÓN Y MONTAJE // Performs CONSTRUCTION AND ASSEMBLY.* g. *Ejerce OPCIÓN sobre el 10% restante sobre la CONCESIÓN; de manera anticipada o de acuerdo a lo descrito para esta Fase en la cláusula de Pagos.// Exercises OPTION on the remaining 10% of the CONCESSION; in advance or in accordance with the provisions of this Phase in the Payments clause.* h. *Se llega a PRODUCCIÓN COMERCIAL// COMMERCIAL PRODUCTION is reached.*
Se entiende por PRODUCCIÓN COMERCIAL el primer día calendario del mes siguiente al momento en el cual la planta de procesamiento esté trabajando al 85% de su capacidad operativa según el proyecto que se haya estructurado por COLLECTIVE MINING, que ocurra con posterioridad a la finalización de la Fase 2. (En adelante **"PRODUCCIÓN COMERCIAL"**). **CLAUSULA SEGUNDA:** Las demás cláusulas del Contrato Principal no se modifican y continúan vigentes hasta su terminación. **CLAUSULA TERCERA:** Para la legalización del presente Otrosí No 04, se requiere de la firma de las partes. Para constancia se firma en Supía, Caldas a los *diecinueve (19) días del mes de junio de 2024* y será impreso en dos ejemplares de igual tenor y valor probatorios.	COMMERCIAL PRODUCTION is understood to be the first calendar day of the month following the moment in which the processing plant is working at 85% of its operating capacity according to the project that has been structured by COLLECTIVE MINING, which occurs after the completion of Phase 2 (hereinafter **"COMMERCIAL PRODUCTION"**). **SECOND CLAUSE:** The other clauses of the Main Contract shall not be modified and shall remain in force until its termination. **THIRD CLAUSE:** The signature of the parties is required to legalize this Addendum No 04. In witness whereof, this document is signed in Supía, Caldas, this nineteenth (19th) day of June 2024, and is printed in two (2) identical copies with the same probative value.

By **COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA** [signed] **NATALIA A. HERNANDEZ ARIAS** **ID Card No. [Redacted – Confidential Information]** **Alternate Legal Representative**	By **ASOCIACIÓN DE MINEROS GUAYABALES** [signed] **[Redacted – Confidential Information]** **ID Card No. [Redacted – Confidential Information]** **Legal Representative**

5

Carrera 7 # 16 – 04 Barrio La Julia, Supía
www.collectivemining.com
info@collectivemining.com
[redacted]

Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

ROBINSON A. MUÑOZ H.
TRADUCTOR E INTÉRPRETE OFICIAL
SWORN TRANSLATOR AND INTERPRETER
Identificación profesional n.° 0351
Professional ID No. 0351
Inglés - Español - Inglés
English - Spanish - English
Otorgada por la Universidad Nacional de Colombia
Granted by Universidad Nacional de Colombia

DECLARACIÓN JURADA DE LA TRADUCCIÓN

Yo, Robinson A. Muñoz H., traductor oficial con identificación profesional n.° 0351, otorgada por la Universidad Nacional de Colombia el 10 de agosto de 2012, domino el inglés y el español, y por medio de la presente certifico que he traducido el documento anterior. Adicionalmente certifico que, según mi conocimiento, esta es una traducción verdadera y correcta del(los) documento(s) en inglés adjunto(s).
En testimonio de lo anterior, firmo y estampo mi sello oficial.

AFFIDAVIT OF TRANSLATION

I, Robinson A. Muñoz H., Sworn Translator with Professional ID No. 0351, granted by Universidad Nacional de Colombia on August 10, 2012, hereby certify that I am fluent in English and Spanish and that I have translated the above document. I further certify that, to the best of my knowledge, the attached document(s) in Spanish is/are a true and accurate translation(s) of the original document(s).
In witness whereof, I have hereunto set my hand and official seal.

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CONTACT INFORMATION E-mail: scstraducciones@gmail.com · Telephone number: (604) 448 58 87 · WhatsApp: (+57) 311 414 05 82 - 314 764 89 85